UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

TRIANGLE PETROLEUM CORPORATION

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

89600B102

(CUSIP Number)

Michael Lees

JPMorgan Chase &Co.

270 Park Avenue

New York, NY 10017

(212) 270-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 19, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89600B102

1	NAMES OF REPORTING PERSONS JPMorgan Chase & Co. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 13-2624438
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,110,285 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,110,285 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,110,285 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.80%(2)
14	TYPE OF REPORTING PERSON HC, CO

(1)	Includes 20,108,672 shares of the Issuer’s common stock par value $0.00001 per share (the “Common Stock”) issuable upon conversion of all the outstanding convertible notes (the “Convertible Notes”) of the Issuer issued on July 31, 2012, which are convertible at any time and from time to time into shares of Common Stock at an initial conversion price of $8.00 per share (subject to customary adjustments for stock splits and recapitalizations) held by J.P. Morgan Securities LLC (“JPM Securities”).
(2)	The percentage reflected is based on 76,552,172 outstanding shares of common stock reported by the Issuer in its last Quarterly Report on Form 10-Q filed with the SEC on December 7, 2016, plus the Conversion Shares as of the date hereof.

CUSIP No. 449686 500

1	NAMES OF REPORTING PERSONS J.P. Morgan Securities LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 13-4110995
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,110,285 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,110,285 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,110,285 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.80%(2)
14	TYPE OF REPORTING PERSON BD

(1)	Includes 20,108,672 shares of Common Stock issuable upon conversion of all the outstanding Convertible Notes, which are convertible at any time and from time to time into shares of Common Stock at an initial conversion price of $8.00 per share (subject to customary adjustments for stock splits and recapitalizations) held by JPM Securities.
(2)	The percentage reflected is based on 76,552,172 outstanding shares of common stock reported by the Issuer in its last Quarterly Report on Form 10-Q filed with the SEC on December 7, 2016, plus the Conversion Shares as of the date hereof.

Item 1. Security and Issuer.

The class of securities to which this statement on Schedule 13D relates is common stock, par value $0.00001 per share (“Common Stock”), of Triangle Petroleum Corporation, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 100 Fillmore St., 5th Floor, Denver, CO 80206. The total number of shares of Common Stock reported as beneficially owned in this schedule 13D includes 20,108,672 shares of Common Stock issuable upon conversion of the Convertible Notes. The Convertible Notes are convertible into shares (“Conversion Shares”) of Common Stock at an initial conversion price of $8.00 per share. The aggregate principal amount of the Convertible Notes may increase each calendar quarter as a result of the accrual of the 5.0% per annum interest rate, which the Issuer has the option to pay by capitalizing and adding such amount to the aggregate principal amount outstanding or by paying in cash. A complete copy of the Convertible Note is filed with this Schedule 13D as Exhibit 1 (which is incorporated herein by reference)

Item 2. Identity and Background.

This Schedule 13D is being filed by JPMorgan Chase & Co., a Delaware corporation (“JPMorgan Chase”), on behalf of itself and its wholly owned indirect subsidiary, J.P. Morgan Securities LLC, a Delaware limited liability company (“JPM Securities”, and together with JPMorgan Chase, the “Filing Parties”) pursuant to a Joint Filing Agreement, dated as of October 30, 2017, a copy of which is attached as Exhibit 99.1 hereto. The business address of JPMorgan Chase is 270 Park Avenue, New York, New York 10017 and the business address of JPM Securities is 383 Madison Avenue, New York, New York 10179. JPMorgan Chase is a financial holding company. JPM Securities engages in activities permitted for a subsidiary of a financial holding company, including investing in debt and equity securities. JPMorgan Chase is not controlled by any person or persons.

Neither the present filing nor anything contained herein shall be construed as an admission that any of the Filing Parties constitutes a “person” for any purpose other than for compliance with Section 13(d) of the Securities Exchange Act of 1934, as amended.

Set forth on Schedule I to this Schedule 13D, and incorporated herein by reference, is the name, residence or business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each director and executive officer of the Filing Parties.

During the last five years, none of the Filing Parties, nor, to the knowledge of each of the Filing Parties, any of the persons listed on Schedule I hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) except as set forth on Schedule II hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On October 19, 2017, JPM Securities purchased all the outstanding Convertible Notes for an aggregate purchase price of $15,000,000 paid out of working capital. As of the date hereof, the Convertible Notes are convertible into 20,108,672 shares of Common Stock.

Item 4. Purpose of Transaction.

The information set forth in Item 3 and Item 6 is incorporated herein by reference.

General

JPM Securities acquired the Convertible Notes, and the Filing Parties may therefore be deemed to have acquired beneficial ownership of the Conversion Shares, for investment purposes in the ordinary course of business pursuant to the Purchase Agreement.

The transactions contemplated by the Purchase Agreement will result, or have resulted, in certain actions specified in Items 4(a) through (j) of Schedule 13D and may result in the acquisition of beneficial ownership of additional shares of common stock by the Filing Parties. The aggregate principal amount of the Convertible Notes may increase each calendar quarter as a result of the accrual of the 5.0% per annum interest rate, which the Issuer has the option to pay by capitalizing and adding such amount to the aggregate principal amount outstanding or by paying in cash. If at any time while the Convertible Notes remain outstanding the Issuer does not have a sufficient number of authorized, unissued and unreserved shares of Common Stock to cover the full conversion of the Convertible Notes, then the interest rate on the Convertible Notes will increase to 11% until Triangle’s stockholders approve an increase in the number of authorized shares of Common Stock sufficient to cover full conversion of the Convertible Notes. The Convertible Notes include customary events of default, and if any such event of default occurs, the Issuer must pay interest on the principal amount and any other amounts then past due from time to time outstanding under each Convertible Note at a default interest rate of 11%. In connection with the Company’s consent to the transfer, the new holder has agreed to forebear until October 19, 2018 on the “Event of Default” under the Note previously reported in a current report on Form 8-K filed on May 23, 2017. The Note remains due and payable in full. Any interest on the Convertible Notes that is capitalized and added to the aggregate principal amount outstanding will increase the number of shares of Common Stock into which the Convertible Notes are convertible.

Investment Agreement

Pursuant to that certain Investment Agreement (the “Investment Agreement”), dated July 31, 2012, by and among the Issuer and the original holder of the Convertible Notes, as amended on March 8, 2013 (the “Investment Agreement Amendment”), the rights under which JPM Securities assumed, JPM Securities has the right to purchase its pro rata share on an as converted basis of any future equity offerings by the Issuer until such time as a “Termination Event” (as defined in the Investment Agreement) occurs. Under the Investment Agreement, a “Termination Event” will be deemed to have occurred if JPM Securities and their affiliates to which they have transferred any portion of the Convertible Note ceases to hold at least the lesser of 50% of the shares of Common Stock that would be issuable to the original holder of the Convertible Notes on the date of issuance and 10% of the then-outstanding shares of Common Stock. A complete copy of the Investment Agreement is filed with this Schedule 13D as Exhibit 2 (which is incorporated herein by reference). A complete copy of the Investment Agreement Amendment is filed with this Schedule 13D as Exhibit 3 (which is incorporated herein by reference).

Pursuant to the Investment Agreement, the holder of the Convertible Notes has the right to designate one member to the board of directors of the Issuer, which JPM assumed upon its acquisition of the Convertible Notes. JPM has not, and does not have the current intention to, designate or nominate a member of the Board

Pursuant to the Investment Agreement, for so long as at least 50% of the Convertible Notes originally issued are outstanding and held by JPM Securities, the Issuer will not, without the prior written consent of JPM Securities:

•	enter into, or permit its subsidiaries to enter into, affiliate transactions, subject to certain exceptions;

•	effect any amendment, modification or restatement of the Issuer’s articles of incorporation or bylaws in any manner that could reasonably be expected to be materially adverse to JPM Securities;

•	make any dividend or distribution in respect of, or redeem or repurchase any, equity securities of the Issuer;

•	issue any equity securities that are senior to the Common Stock or any debt securities that are convertible into equity securities that are senior to the Common Stock with respect to priority of dividends or distributions or upon liquidation or have voting rights that are senior to, or superior to, the Common Stock; and

•	incur, or permit any of its subsidiaries to incur, any indebtedness (other than pursuant to the Issuer’s senior credit facility or the terms of the Convertible Notes), unless (i) the Consolidated Leverage Ratio (as defined in the Investment Agreement) does not exceed 5.0 to 1.0 and (ii) no event of default (as defined by the terms of the Convertible Notes) would result as a consequence of the incurrence of such indebtedness.

The Filing Parties may review the Issuer’s operating, management, business affairs, capital needs and general industry and economic conditions, and, based on such review, the Filing Parties may, from time to time, determine to increase or decrease their respective beneficial ownership of common stock, vote to approve an extraordinary corporate transaction with regard to the Issuer or engage in any of the events set forth in Items 4(a) through (j) of Schedule 13D. Except as otherwise provided herein in connection with the transactions contemplated by the Purchase Agreement, the Filing Parties currently have no intention of engaging in any of the events set forth in Items 4(a) through (j) of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

The information set forth in Items 2, 4 and 6 is incorporated herein by reference.

(a) and (b)

The Issuer reported in its last Quarterly Report on Form 10-Q filed with the SEC on December 7, 2016 that there were outstanding 76,552,172 outstanding shares of common stock. Based on the foregoing, and assuming conversion of the Convertible Notes, each Filing Party may be deemed to beneficially own represented approximately 20.80% of the common stock outstanding as of such date, and may be deemed to share the power to dispose, or direct the disposition of, and to vote, or direct the voting of, such Conversion Shares.

(c) Except as set forth in Item 3, no Filing Party has effected any transaction in the common stock during the past 60 days.

(d) No other person is known to the Filing Parties to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Conversion Shares covered by this Schedule 13D.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3, 4 and 5 is incorporated herein by reference.

Registration Rights Agreement

JPM Securities also assumed the rights of the original holders of the Convertible Notes pursuant to a registration rights agreement, dated July 31, 2012 (the “Registration Rights Agreement”), which is filed with this Schedule 13D as Exhibit 4 (which is incorporated herein by reference). Pursuant to the Registration Rights Agreement, JPM

Securities is entitled to certain demand registration rights and unlimited piggyback registration rights under the Securities Act of 1933, as amended, for the shares of Common Stock into which the Convertible Notes are convertible.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

1	5% Convertible Promissory Note, dated July 31, 2012 (incorporated by reference to Exhibit 4.1 to the Issuer’s current report on Form 8-K filed on August 1, 2012).

2	Investment Agreement, dated July 31, 2012, by and among Triangle Petroleum Corporation, NGP Natural Resources X, L.P. and NGP Triangle Holdings, LLC (incorporated by reference to Exhibit 4.2 to the Issuer’s current report on Form 8-K filed on August 1, 2012).

3	First Amendment to Investment Agreement, dated March 8, 2013, by and among Triangle Petroleum Corporation, NGP Natural Resources X, L.P., NGP Triangle Holdings, LLC and NGP Natural Resources X Parallel Fund, L.P. (incorporated by reference to Exhibit 10.1 to the Issuer’s current report on Form 8-K filed on March 13, 2013).

4	Registration Rights Agreement, dated July 31, 2012, between Triangle Petroleum Corporation and NGP Triangle Holdings, LLC (incorporated by reference to Exhibit 4.3 to the Issuer’s current report on Form 8-K filed on August 1, 2012).

99.1	Joint Filing Agreement (filed herewith).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 30, 2017

JPMorgan Chase & Co.

By:	/s/ Michael T. Lees
Name: Michael T. Lees
Title: Executive Director

J.P. Morgan Securities LLC

By:	/s/ Michael T. Lees
Name: Michael T. Lees
Title: Executive Director

SCHEDULE I

Directors and Executive Officers of the Filing Parties

Set forth below is the name and present principal occupation or employment of each director and executive officer of JPMorgan Chase & Co. and J.P. Morgan Securities LLC. The business address of each of the directors and executive officers of JPMorgan Chase & Co. is c/o JPMorgan Chase & Co, 270 Park Avenue, New York, NY, 10017, except for as follows: the business address for Patrick Dempsey is 383 Madison Avenue, New York, NY, 10179; the business address for James M. Collins is 4 New York Plaza, New York, NY, 10004; and the business address for Daniel E. Pinto is 25 Bank Street, Canary Wharf, London, E14 5JP, United Kingdom. The business address of each of the directors and executive officers of J.P. Morgan Securities LLC is 383 Madison Avenue, New York, New York 10179. Each person listed below is a citizen of the United States, except Daniel Pinto is a citizen of Argentina and Ashley Bacon and Jason Sippell are each citizens of the United Kingdom.

Directors and Executive Officers of JPMorgan Chase & Co.

Name	Present Principal Occupation
Linda B. Bammann	Director of JPMorgan Chase & Co. and Retired Deputy Head of Risk Management of JPMorgan Chase & Co.
James A. Bell	Director of JPMorgan Chase & Co. and Retired Executive Vice President of the Boeing Company
Crandall C. Bowles	Director of JPMorgan Chase & Co. and Chairman Emeritus of The Springs Company
Stephen B. Burke	Director of JPMorgan Chase & Co. and Chief Executive Officer of NBCUniversal, LLC
Todd A. Combs	Director of JPMorgan Chase & Co. and Investment Officer of Berkshire Hathaway Inc.
James S. Crown	Director of JPMorgan Chase & Co. and President of Henry Crown and Company
Timothy P. Flynn	Director of JPMorgan Chase & Co. and Retired Chairman and Chief Executive Officer of KPMG
Laban P Jackson, Jr.	Director of JPMorgan Chase & Co. and Chairman and Chief Executive Officer of Clear Creek Properties, Inc.
Michael A. Neal	Director of JPMorgan Chase & Co. and Retired Vice Chairman of General Electric Company and Retired Chairman and Chief Executive Officer GE Capital
Lee R. Raymond	Director of JPMorgan Chase & Co. and Retired Chairman and Chief Executive Officer of Exxon Mobil Corporation
William C. Weldon	Director of JPMorgan Chase & Co. and Retired Chairman and CEO of Johnson & Johnson
James Dimon	Chairman of the Board, Chief Executive Officer and President
Ashley Bacon	Chief Risk Officer
Lori A. Beer	Chief Information Officer
John L. Donnelly	Head of Human Resources
Mary Callahan Erdoes	Chief Executive Officer of Asset & Wealth Management
Stacey Friedman	General Counsel
Marianne Lake	Chief Financial Officer
Douglas B. Petno	Chief Executive Officer of Commercial Banking
Daniel E. Pinto	Chief Executive Officer of the Corporate & Investment Bank
Gordon A. Smith	Chief Executive Officer of Consumer & Community Banking

Managers and Executive Officers of J.P. Morgan Securities LLC

Name	Present Principal Occupation
Kelly Cesare Coffey	Manager
Matthew Cherwin	Manager
Christopher L Harvey	Manager
Robert C Holmes	Manager
Patrick C. Kirby	Manager, Chief Operations Officer
Eric J Stein	Manager
Jason Edwin Sippel	Manager, Chairman and Chief Executive Officer

Eric D. Tepper	Manager
Jeremy Bell	Chief Compliance Officer – Broker Dealer
Joseph A Cerullo	Chief Compliance Officer—Futures Commission Merchant and Swap Dealer
James M. Collins	Chief Financial Officer
Patrick Dempsey	Treasurer
William H Freilich	Chief Legal Officer
Joseph A Fusco	Chief Risk Officer
Jeremy N. Warren	AML/BSA Officer

SCHEDULE II

JPMorgan Chase & Co.

JPMorgan Chase & Co. and/or its subsidiaries (collectively, the “Firm”) are defendants or putative defendants in numerous legal proceedings, including private civil litigations and regulatory/government investigations. The litigations range from individual actions involving a single plaintiff to class action lawsuits with potentially millions of class members. Investigations involve both formal and informal proceedings, by both governmental agencies and self-regulatory organizations. These legal proceedings are at varying stages of adjudication, arbitration or investigation, and involve each of the Firm’s lines of business and geographies and a wide variety of claims (including common law tort and contract claims and statutory antitrust, securities and consumer protection claims), some of which present novel legal theories. Based on current knowledge, the Firm believes it has asserted meritorious defenses to the claims asserted against it in its currently outstanding legal proceedings, intends to defend itself vigorously in all such matters and does not believe that any pending legal proceeding would have a material effect on the Firm’s performance of the services contemplated by the RFP. For further discussion, please refer to JPMorgan Chase & Co.’s publicly-filed disclosures, including its most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q filed with the U.S. Securities and Exchange Commission (the “SEC”) (available at: http://investor.shareholder.com/jpmorganchase/sec.cfm). Reference is also made to a press release issued on May 20, 2015 concerning settlements related to foreign exchange activities (available at http://investor.shareholder.com/jpmorganchase/releasedetail.cfm?ReleaseID=914105). Judgment consistent with the terms of the plea agreement referenced in the press release was entered on January 10, 2017.

The following are some of the major regulatory matters facing the Firm over the past 5 years.

Auction-Rate Securities Investigations and Litigation.

Beginning in March 2008, several regulatory authorities initiated investigations of a number of industry participants, including the Firm, concerning possible state and federal securities law violations in connection with the sale of auction-rate securities (“ARS”). The Firm has finalized settlement agreements with the New York Attorney General’s Office and the Office of Financial Regulation for the State of Florida. The settlement agreements provide for the payment of penalties totaling $25 million to all states and territories. Final consent agreements have been reached with all members of the North American Securities Administrators Association.

On October 17, 2008, following an investigation by the Financial Industry Regulatory Authority (“FINRA”) into the auction-rate securities practices of WaMu Investments Inc., a former Washington Mutual Bank subsidiary acquired by the Firm in the Washington Mutual transaction, WaMu Investments, Inc. resolved the matter by submitting a Letter of Acceptance, Waiver and Consent to FINRA. Without admitting or denying the findings, WaMu Investments, Inc. consented to findings by FINRA that it violated certain NASD Rules relating to communications with the public and supervisory procedures and, among other things, agreed to offer to purchase at par auction-rate securities purchased by certain WaMu Investments, Inc. customers and to pay a fine of $250,000.

The Firm faces a civil action brought by an entity that invested in auction-rate securities. The action alleges that the Firm manipulated the market for auction-rate securities by placing bids at auctions that affected these securities’ clearing rates or otherwise supported the auctions without properly disclosing these activities.

CIO Investigations.

Four putative class actions, filed on behalf of purchasers of the Firm’s common stock between February 24, 2010 and May 21, 2012, were consolidated in federal district court. These actions allege that the Firm and certain current and former officers made false or misleading statements concerning the role of the Chief Investment Office (“CIO”), the Firm’s risk management practices and the Firm’s financial results, as well as the disclosure of losses in the synthetic credit portfolio in 2012. The Firm has settled the consolidated action, agreeing to pay $150 million, and the settlement has received final approval from the court and will be distributed to members of the class.

Two putative class actions, filed on behalf of participants who held the Firm’s common stock in the Firm’s retirement plans between December 20, 2011 and July 12, 2012, were consolidated in federal district court. These actions allege claims under the Employee Retirement Income Security Act (“ERISA”) for alleged breaches of fiduciary duties by the Firm and certain current and former directors and officers by allegedly allowing investment in the Firm’s common stock when they knew or should have known that such stock was unsuitable for the plan and by making false or misleading statements concerning the Firm’s financial condition. Defendants successfully moved to dismiss the action, that dismissal was upheld on appeal and the time for further appeal has passed.

Seven shareholder derivative actions were filed, purportedly on behalf of the Firm, against certain of the Firm’s current and former directors and officers for alleged breaches of their fiduciary duties. These actions generally allege that defendants failed to exercise adequate oversight over the CIO and to manage the risk of the CIO’s activities, which allegedly led to the CIO’s losses. All of the shareholder derivative actions have been dismissed, and either the dismissals have been affirmed or the time to appeal has passed.

Foreign Exchange Investigations.

The Firm previously disclosed separate settlements reached in November, 2014 with the U.K. Financial Conduct Authority (“FCA”), the U.S. Commodity Futures Trading Commission (“CFTC”) and the Office of the Comptroller of the Currency (“OCC”) to resolve the agencies’ respective civil enforcement claims relating to the foreign exchange (“FX”) trading business of the Firm. In addition, in May 2015, the Firm settled with the U.S. Department of Justice (the “DOJ”) and the Board of Governors of the Federal Reserve System (the “Federal Reserve”). Under the DOJ settlement, the Firm agreed to plead guilty to a single violation of federal antitrust law and to pay a fine of $550 million. In January 2017, the Firm was sentenced, with judgment entered thereafter. Under the Federal Reserve settlement, the Firm agreed to the entry of a Consent Order, to pay a fine of $342 million, and to take various remedial actions. Separately, in February 2017 the South Africa Competition Commission referred its FX investigation of the Firm and other banks to the South Africa Competition Tribunal for civil proceedings, which remain ongoing. FX-related investigations and inquiries by other non-U.S. government authorities, including competition authorities, remain ongoing, and the Firm is cooperating with those matters.

The Firm is also one of a number of foreign exchange dealers defending a class action filed in the United States District Court for the Southern District of New York by U.S.-based plaintiffs, principally alleging violations of federal antitrust laws based on an alleged conspiracy to manipulate foreign exchange rates (the “U.S. class action”).

In January 2015, the Firm entered into a settlement agreement in the U.S. class action. Following this settlement, a number of additional putative class actions were filed seeking damages for persons who transacted FX futures and options on futures (the “exchanged-based actions”), consumers who purchased foreign currencies at allegedly inflated rates (the “consumer action”), participants or beneficiaries of qualified ERISA plans (the “ERISA actions”), and purported indirect purchasers of FX instruments (the “indirect purchaser action”). Since then, the Firm has entered into a revised settlement agreement to resolve the consolidated U.S. class action, including the exchange-based actions, and that agreement has been preliminarily approved by the Court. The District Court has dismissed one of the ERISA actions, and the plaintiffs have filed an appeal. The consumer action, a second ERISA action and the indirect purchaser action remain pending in the District Court.

In September 2015, two class actions were filed in Canada against the Firm as well as a number of other FX dealers, principally for alleged violations of the Canadian Competition Act based on an alleged conspiracy to fix the prices of currency purchased in the FX market. The first action was filed in the province of Ontario, and sought to represent all persons in Canada who transacted any FX instrument. The second action was filed in the province of Quebec, and sought authorization to represent only those persons in Quebec who engaged in FX transactions. In late 2016, the Firm settled the Canadian class actions, and both settlements have received judicial approval.

Interchange Litigation.

A group of merchants and retail associations filed a series of class action complaints alleging that Visa and MasterCard, as well as certain banks, conspired to set the price of credit and debit card interchange fees, enacted respective rules in violation of antitrust laws, and engaged in tying/bundling and exclusive dealing. The parties have entered into an agreement to settle the cases for a cash payment of $6.1 billion to the class plaintiffs (of which the Firm’s share is approximately 20%) and an amount equal to ten basis points of credit card interchange for a period of eight months to be measured from a date within 60 days of the end of the opt-out period. The agreement also provides for modifications to each credit card network’s rules, including those that prohibit surcharging credit card transactions. In December 2013, the District Court granted final approval of the settlement. A number of merchants appealed to the United States Court of Appeals for the Second Circuit, which reversed and voided the settlement in June 2016. The case has been remanded to the District Court, and discovery is in progress. Certain merchants that opted out of the class settlement have filed actions against Visa and MasterCard, as well as against the Firm and other banks, and those actions are proceeding.

Investment Management Litigation.

The Firm is defending two pending cases that are being coordinated for pre-trial purposes, alleging that investment portfolios managed by the Firm were inappropriately invested in securities backed by residential real estate collateral. Plaintiffs Assured Guaranty (U.K.) and Ambac Assurance UK Limited claim that the Firm is liable for total losses of more than $1 billion in market value of these securities. Discovery has been completed. In January 2016, plaintiffs filed a joint partial motion for summary judgment in the coordinated actions, which the Firm opposed. Matter settled in April 2017 followed by filing of discontinuance papers with prejudice.

LIBOR and Other Benchmark Rate Investigations and Litigation.

The Firm has received subpoenas and requests for documents and, in some cases, interviews, from federal and state agencies and entities, including the DOJ, the CFTC, the SEC and various state attorneys general, as well as the European Commission (“EC”), the UK Financial Conduct Authority (“FCA”), the Canadian Competition Bureau, the Swiss Competition Commission (“ComCo”), and other regulatory authorities and banking associations around the world, relating primarily to the process by which interest rates were submitted to the British Bankers Association (“BBA”) in connection with the setting of the BBA’s London Interbank Offered Rate (“LIBOR”) for various currencies, principally in 2007 and 2008. Some of the inquiries also relate to similar processes by which information on rates is submitted to the European Banking Federation (“EBF”) in connection with the setting of the EBF’s Euro Interbank Offered Rates (“EURIBOR”) and to the Japanese Bankers’ Association for the setting of Tokyo Interbank Offered Rates (“TIBOR”), as well as processes for the setting of U.S. dollar ISDAFIX rates and other reference rates in various parts of the world during similar time periods. The Firm is responding to and continuing to cooperate with these inquiries. As previously disclosed, the Firm has resolved EC inquiries relating to Yen LIBOR and Swiss Franc LIBOR. In December 2016, the Firm resolved ComCo inquiries relating to these same rates. ComCo’s investigation relating to EURIBOR, to which the Firm and other banks are subject, continues. In December 2016, the EC issued a decision against the Firm and other banks finding an infringement of European antitrust rules relating to EURIBOR. The Firm has filed an appeal with the European General Court. In June 2016, the DOJ informed the Firm that the DOJ had closed its inquiry into LIBOR and other benchmark rates with respect to the Firm without taking action. Other inquiries have been discontinued without any action against JPMorgan Chase, including by the SEC, FCA and the Canadian Competition Bureau.

Various individual and class actions alleging that the defendants either individually or collectively manipulated USD LIBOR since 2006 have been consolidated for pre-trial purposes (“Multi-District Litigations”) before Judge Buchwald in the SDNY. In March 2013, the District Court dismissed plaintiffs’ antitrust and RICO claims entirely as well as portions of their Commodity Exchange Act (“CEA”) claims, and permitted other claims under the CEA and common law to proceed. Certain plaintiffs appealed dismissal of the antitrust claims, and on May 23, 2016 the United States Court of Appeals for the Second Circuit reversed dismissal of the antitrust claims and remanded the case to the SDNY. Class certification briefing is complete.

Defendants also moved to dismiss certain individual actions in the Multi-District Litigation. In August 2015, the Court granted in part and denied in part defendants’ motions, dismissing various claims, but allowing certain CEA and common law claims to proceed.

In addition, there is one individual USD LIBOR-related action that is not before Judge Buchwald. The plaintiff alleges that defendants’ manipulation of USD LIBOR caused the lender of certain LIBOR-denominated loans (Citi) to seize and sell the bonds that plaintiff used as collateral for his loans. This action is pending before Judge Paul G. Gardephe and has been dismissed in its entirety, with leave to re-plead the antitrust claim. Plaintiff’s motion for leave to amend the complaint is pending before the Court, although the proposed amendment makes no new JPM-specific allegations.

Two Yen LIBOR and Euroyen TIBOR-related class actions were filed in SDNY. The Firm has executed a settlement agreement to settle both cases without any admission of wrongdoing. Subject to the Court’s approval, this settlement resolves all outstanding Yen LIBOR and Euroyen TIBOR-related civil litigation pending against the Firm. In addition, the Firm has executed a settlement agreement to settle the only pending civil litigation relating to Swiss franc LIBOR.

The Firm is one of the defendants in a putative class action filed in the SDNY relating to the interest rate benchmark EURIBOR. Plaintiff filed an amended complaint in August 2015, for which the Court partially granted defendants’ motions to dismiss. Discovery is underway.

The Firm has been named in class actions relating to the Singapore Interbank Offered Rate, Singapore Offered Rate, and the Australian Bank Bill Swap Rate, pending in the federal District Court in Manhattan. In August 2017, the Court largely granted, with leave to replead, defendants’ motion to dismiss; only one claim survived, an antitrust claim. Defendants have moved to dismiss the complaint regarding the Australian Bank Bill Swap Rate.

On March 27, 2014, a complaint was filed in Argentina against the Firm by an Argentine consumer protection association, alleging the Firm suppressed USD LIBOR and caused harm to Argentine investors who invested in private corporate debt and certain government bonds. The Firm objected to service on jurisdictional grounds and the court stayed the action pending a ruling. On October 8, 2014, the Court granted the Firm’s motion and ordered plaintiff to serve the complaint on the Firm in the United States.

The Firm is also one of the defendants in a number of putative class actions alleging that defendant banks and ICAP conspired to manipulate the U.S. dollar ISDAFIX rates. Plaintiffs primarily assert claims under the federal antitrust laws and Commodities Exchange Act. The Firm has settled the ISDAFIX litigation, along with certain other banks. Those settlements have been preliminarily approved by the Court.

Madoff Litigation and Investigations.

A putative class action was filed in the United States District Court for the District of New Jersey, and later transferred to the Southern District of New York, by investors who were net winners (i.e., Madoff customers who had taken more money out of their accounts than had been invested) in Madoff’s Ponzi scheme and were not included in the previous class action settlement. These plaintiffs allege violations of the federal securities law, as well as other state and federal claims. A similar action was filed in the United States District Court for the Middle District of Florida, although it is not styled as a class action, and includes claims pursuant to Florida statutes. Both cases have been dismissed and the dismissals have been affirmed on appeal. In addition, the same plaintiffs re-filed their dismissed state claims in Florida state court, where a motion to dismiss or stay is pending. The Firm’s motion to dismiss the state court case will be fully-briefed as of November 20, 2017.

Three shareholder derivative actions have also been filed in New York federal and state court against the Firm, as nominal defendant, and certain of its current and former Board members, alleging breach of fiduciary duty in connection with the Firm’s relationship with Bernard Madoff and the alleged failure to maintain effective internal controls to detect fraudulent transactions. All three actions have been dismissed. The plaintiff in one action did not appeal; the dismissal has been affirmed on appeal in another action; in the third action, the dismissal has been affirmed and plaintiff is seeking further review of that dismissal.

Mortgage-Backed Securities & Repurchase Litigation and Related Regulatory Litigation .

The Firm, including certain Bear Stearns entities (together, “Bear Stearns”) and certain Washington Mutual affiliates (together, “Washington Mutual”) have been named as defendants in a number of cases in their various roles in offerings of MBS. The remaining civil cases include one individual purchaser action and actions for repurchase of mortgage loans. The Firm and certain of its current and former officers and Board members have also been sued in a shareholder derivative action relating to the Firm’s MBS activities, which remains pending.

Issuer Litigation – Individual Purchaser Actions. With the exception of one remaining action, the Firm has resolved all of the individual actions brought against the Firm, Bear Stearns and Washington Mutual as MBS issuers (and, in some cases, also as underwriters of their own MBS offerings).

Repurchase Litigation. The Firm is defending a number of actions brought by trustees, securities administrators and/or master servicers of various MBS trusts on behalf of purchasers of securities issued by those trusts. These cases generally allege breaches of various representations and warranties regarding securitized loans and seek repurchase of those loans or equivalent monetary relief, as well as indemnification of attorneys’ fees and costs and other remedies. The Firm has reached a settlement with Deutsche Bank National Trust Company, acting as trustee for various MBS trusts, and the Federal Deposit Insurance Corporation (the “FDIC”) in connection with the litigation related to a significant number of MBS issued by Washington Mutual. Other repurchase actions, each specific to one or more MBS transactions issued by the Firm, are in various stages of litigation.

In addition, the Firm and a group of 21 institutional MBS investors made a binding offer to the trustees of MBS issued by the Firm and Bear Stearns providing for the payment of $4.5 billion and the implementation of certain servicing changes by the Firm, to resolve all repurchase and servicing claims that have been asserted or could have been asserted with respect to 330 MBS trusts created between 2005 and 2008. The offer does not resolve claims relating to Washington Mutual MBS. The trustees (or separate and successor trustees) for this group of 330 trusts have accepted the settlement for 319 trusts in whole or in part and excluded from the settlement 16 trusts in whole or in part. The trustees’ acceptance has received final approval from the court.

Additional actions have been filed against third-party trustees that relate to loan repurchase and servicing claims involving trusts sponsored by the Firm, Bear Stearns and Washington Mutual.

In actions against the Firm involving offerings of MBS issued by the Firm, the Firm has contractual rights to indemnification from sellers of mortgage loans that were securitized in such offerings. However, certain of those indemnity rights may prove effectively unenforceable in various situations, such as where the loan sellers are now defunct.

The Firm has entered into agreements with a number of MBS trustees or entities that purchased MBS that toll applicable statute of limitations periods with respect to their claims, and has settled, and in the future may settle, tolled claims. There is no assurance that the Firm will not be named as a defendant in additional MBS-related litigation.

Derivative Action. A shareholder derivative action against the Firm, as nominal defendant, and certain of its current and former officers and members of its Board of Directors relating to the Firm’s MBS activities is pending in California federal court. In June 2017, the court granted defendants’ motion to dismiss the cause of action that alleged material misrepresentations and omissions in the Firm’s proxy statement, found that the court did not have personal jurisdiction over the individual defendants with respect to the remaining causes of action, and transferred that remaining portion of the case to the United States District Court for the Southern District of New York without ruling on the merits.

Government Enforcement Investigations and Litigation. The Firm is responding to an ongoing investigation being conducted by the DOJ’s Criminal Division and two United States Attorney’s Offices relating to MBS offerings securitized and sold by the Firm and its subsidiaries.

The Firm has entered into agreements with a number of entities that purchased MBS that toll applicable limitations periods with respect to their claims, and has settled, and in the future may settle, tolled claims. There is no assurance that the Firm will not be named as a defendant in additional MBS-related litigation.

Mortgage Foreclosure-Related Investigations and Litigation.

The Civil Division of the United States Attorney’s Office for the Southern District of New York is conducting an investigation concerning the Firm’s compliance with the Fair Housing Act (“FHA”) and Equal Credit Opportunity Act (“ECOA”) in connection with its mortgage lending practices. In addition, three municipalities commenced litigation against the Firm alleging violations of an unfair competition law and of the FHA and ECOA and seeking statutory damages for the unfair competition claim, and, for the FHA and ECOA claims, damages in the form of lost tax revenue and increased municipal costs associated with foreclosed properties. One of the municipal actions has been stayed, and motions to dismiss are pending in the remaining municipal actions.

In March 2015, the Firm entered into a settlement agreement with the Executive Office for United States Bankruptcy Trustees and the United States Trustee Program (collectively, the “Bankruptcy Trustee”) to resolve issues relating to mortgage payment change notices and escrow statements in bankruptcy proceedings. In January 2016, the OCC determined that, among other things, the mortgage payment change notices issues that were the subject of the settlement with the Bankruptcy Trustee violated the 2011 mortgage servicing-related consent order entered into by the Firm and the OCC (as amended in 2013 and 2015), and assessed a $48 million civil money penalty. The OCC concurrently terminated that consent order.

Proprietary Products Investigation.

In December 2015, JPMorgan Chase Bank, N.A. and J.P. Morgan Securities LLC (“JPM Securities”) agreed to a settlement with the SEC, and JPMorgan Chase Bank, N.A. agreed to a settlement with the CFTC, regarding disclosures to clients concerning conflicts associated with the Firm’s sale and use of proprietary products, such as the Firm’s mutual funds, in the Firm’s wealth management businesses, and the U.S. Private Bank’s disclosures concerning the use of hedge funds that pay placement agent fees to the Firm’s broker-dealer affiliates. As part of the settlements, JPMorgan Chase Bank, N.A. and JPM Securities paid penalties, disgorgement and interest totaling approximately $307 million. The Firm continues to cooperate with inquiries from other government authorities concerning disclosure of conflicts associated with the Firm’s sale and use of proprietary products. A putative class action filed in the United States District Court for the Northern District of Illinois on behalf of financial advisory clients from 2007 to the present whose funds were invested in proprietary funds and who were charged investment management fees, was dismissed by the Court. Plaintiffs’ appeal of the dismissal is pending.

Public Finance Litigation and Investigations.

Several civil actions were commenced in New York and Alabama courts against the Firm relating to certain Jefferson County, Alabama (the “County”) warrant underwritings and swap transactions. The claims in the civil actions generally alleged that the Firm made payments to certain third parties in exchange for being chosen to underwrite more than $3 billion in warrants issued by the County and to act as the counterparty for certain swaps executed by the County. The County filed for bankruptcy in November 2011. In June 2013, the County filed a Chapter 9 Plan of Adjustment, as amended (the “Plan of Adjustment”), which provided that all the above-described actions against the Firm would be released and dismissed with prejudice. In November 2013, the Bankruptcy Court confirmed the Plan of Adjustment, and in December 2013, certain sewer rate payers filed an appeal challenging the confirmation of the Plan of Adjustment. All conditions to the Plan of Adjustment’s effectiveness, including the dismissal of the actions against the Firm, were satisfied or waived and the transactions contemplated by the Plan of Adjustment occurred in December 2013. Accordingly, all the above-described actions against the Firm have been dismissed pursuant to the terms of the Plan of Adjustment. The appeal of the Bankruptcy Court’s order confirming the Plan of Adjustment remains pending.

Purported class action lawsuits and individual actions (the “Municipal Derivatives Actions”) were filed against the Firm and Bear Stearns, as well as numerous other providers and brokers, alleging antitrust violations in the market for financial instruments related to municipal bond offerings referred to collectively as “municipal derivatives.” In December 2012, the SDNY granted final approval of a settlement calling for payment of approximately $43 million. Certain class members opted out of the settlement; however, all opt outs that brought actions have been settled.

Referral Hiring Practices Investigations.

The Firm announced on November 17, 2016, that it had entered into settlements with the DOJ, the SEC and the Board of Governors of the Federal Reserve System (“Federal Reserve”) to resolve those agencies’ respective investigations relating to a former hiring program for candidates referred by clients, potential clients and government officials in the Asia Pacific region. The program was terminated by the Firm in 2013.

Under the settlement agreement with the DOJ, JPMorgan Securities (Asia Pacific) Limited (“JPMSAPL”), a Hong Kong-based wholly-owned subsidiary of the Firm, entered into a Non-Prosecution Agreement pursuant to which JPMSAPL will pay a monetary penalty of $72 million to the DOJ, and the Firm agreed to certain terms and obligations as set forth therein. The DOJ has also separately advised that, based upon the information known at this time, it has closed its inquiry regarding JPMSAPL’s use of consultants in the Asia Pacific region. Under the terms of the settlement agreement, which will be in effect for three years, no criminal charges will be brought against JPMSAPL or the Firm for conduct described in the agreement, provided that both comply with their respective obligations.

In addition, the Firm will pay approximately $106 million in disgorgement, and $25 million in prejudgment interest, pursuant to its civil resolution with the SEC, and will pay a fine of approximately $62 million under its civil resolution with the Federal Reserve. The Firm has previously reserved for all three of the settlements. In each of the settlement agreements, the DOJ, SEC and Federal Reserve acknowledged the Firm’s cooperation in their respective investigations.

Other related investigations are ongoing. The Firm continues to cooperate with these investigations.

Wendel Investigation and Litigation.

Since 2012, the French criminal authorities have been investigating a series of transactions entered into by senior managers of Wendel Investissement (“Wendel”) during the period from 2004 through 2007 to restructure their shareholdings in Wendel. JPMorgan Chase Bank, N.A., Paris branch provided financing for the transactions to a number of managers of Wendel in 2007. JPMorgan Chase has cooperated with the investigation. The investigating judges issued an ordonnance de renvoi in November 2016, referring JPMorgan Chase Bank, N.A. to the French tribunal correctionnel for alleged complicity in tax fraud. No date for trial has been set by the court. The Firm has been successful in legal challenges made to the Court of Cassation, France’s highest court, which have been referred back to and remain pending before the Paris Court of Appeal. In addition, civil proceedings have been commenced against JPMorgan Chase Bank, N.A. by a number of the managers. The claims are separate, involve different allegations and are at various stages of proceedings.

J.P. Morgan Securities LLC

Although J.P. Morgan Securities LLC (“JPM Securities”), as a large futures commission merchant and broker dealer, has been subject to regulatory disciplinary matters involving sizeable fines or other sanctions, as of the date hereof neither JPM Securities nor any of its principals has been the subject of any material administrative, civil or criminal action, including any action that has been pending, on appeal, or concluded within the last five years, except as follows:

On November 16, 2012, the SEC filed a complaint against JPM Securities, EMC Mortgage, LLC, and certain of their affiliates (collectively, the “Defendants”) in the U.S District Court for the District of Columbia (In 2008, the Bear Stearns companies, including EMC Mortgage, LLC, were acquired by the Firm). The complaint relates primarily to Bear Stearns’ alleged failure to disclose information regarding settlements entered into by a Bear Stearns affiliate with originators of loans that had been securitized into RMBS trusts beginning in or about 2005. The complaint also alleged that JPM Securities and an affiliate, in connection with an RMBS offering in 2006, failed to include in the RMBS prospectus supplement’s delinquency disclosures of 620 loans that the SEC asserted were more than 30 days delinquent at the cut-off date for the offering. Based on the alleged conduct described above, the complaint alleges violations of Sections 17(a)(2) and (3) of the Securities Act of 1933. The Defendants settled the SEC’s charges by consenting, without admitting or denying the allegations in the complaint (except as to jurisdiction), to the entry of a final judgment ordering the Defendants collectively to pay approximately $296.9 million in disgorgement, penalties and prejudgment interest, and permanently enjoining them from violating Sections 17(a)(2) and (3) of the Securities Act of 1933. The District Court entered the final judgment on the settlement on January 8, 2013.

In October 2012, the New York Attorney General (“NYAG”) filed a civil complaint against JPM Securities, JPMorgan Chase Bank, N.A. and their affiliate, EMC Mortgage LLC, related solely to private label RMBS sponsored or underwritten by Bear Stearns entities, including Bear Stearns & Co. Inc. (“BSCI”). (BSCI was renamed as J.P. Morgan Securities Inc. after the merger of the Bear Stearns companies with and into the JPMorgan Chase companies and subsequently renamed again as JPM Securities when it changed its form of organization from corporation to limited liability company.) The complaint alleges that the Bear Stearns entities involved in the RMBS issuances engaged in fraud in connection with these offerings by (i) ignoring defects in underlying loans, (ii) misrepresenting to investors the quality of its loan due diligence, and (iii) using its post-purchase quality control and resultant bulk settlements to benefit the Bear Sterns entities rather than passing settlement funds on to investors. In November 2013, the Firm reached a settlement with the NYAG and other state and federal agencies. As part of the settlement, the NYAG will receive $613 million and will benefit from the consumer relief portion of the broader settlement.

On July 29, 2014, the CFTC issued an order filing and simultaneously settling charges against JPM Securities for submitting inaccurate reports to the CFTC relating to the required reporting of positions held by certain large traders whose accounts are carried by JPM Securities. The order finds that JPM Securities violated Section 4g(a) of the CEA and CFTC Regulation 17.00(a)(1), and requires JPM Securities to pay a $650,000 civil monetary penalty. In addition, JPM Securities must submit a certified statement of compliance within 120 days stating that it has completed enhancements and testing of its systems and procedures to ensure the reporting of delivery notices and EFRPs are in compliance with CEA and CFTC requirements.

On June 18, 2015, the SEC announced an administrative proceeding against JPM Securities under the Municipalities Continuing Disclosure Cooperation Initiative (“MCDC”) for violations of Section 17(a)(2) of the Securities Act of 1933. The SEC alleged that in certain municipal offerings, including three offerings in 2011, JPM Securities failed to form a reasonable basis through adequate due diligence for believing the truthfulness of the assertions by these issuers and/or obligors regarding their compliance with previous continuing disclosure undertakings pursuant to Rule 15c2-12 under the Securities Exchange Act of 1934, and thus offered and sold municipal securities on the basis of materially misleading disclosure documents. JPM Securities self-reported these issues under the MCDC and reached a settlement with the SEC. Under the terms of the settlement, JPM Securities neither admitted nor denied the SEC’s findings, agreed to cease and desist from such violations in the future, and agreed to pay a civil penalty of $500,000. JPM Securities also agreed to retain an independent consultant to review its policies and procedures on due diligence for municipal securities underwriting.

In December 2015, JPMorgan Chase Bank, N.A. and JPM Securities agreed to a settlement with the SEC, and JPMorgan Chase Bank, N.A. agreed to a settlement with the CFTC, regarding disclosures to clients concerning conflicts associated with the Firm’s sale and use of proprietary products, such as the Firm’s mutual funds, in the Firm’s wealth management businesses, and the U.S. Private Bank’s disclosures concerning the use of hedge funds that pay placement agent fees to the Firm’s broker-dealer affiliates. As part of the settlements, JPMorgan Chase Bank, N.A. and JPM Securities paid penalties, disgorgement and interest totaling approximately $307 million. The Firm continues to cooperate with inquiries from other government authorities concerning disclosure of conflicts associated with the Firm’s sale and use of proprietary products. A putative class action filed in the United States District Court for the Northern District of Illinois on behalf of financial advisory clients from 2007 to the present whose funds were invested in proprietary funds and who were charged investment management fees, was dismissed by the Court. Plaintiffs’ appeal of the dismissal is pending.

On January 6, 2016, the SEC entered and announced an order against JPM Securities in connection with its investigation of certain marketing materials in the Private Bank. JPMorgan Chase agreed to a penalty of $4 million dollars, and the SEC alleged violations of Section 17(a)(2) of the Securities Act of 1933. JPMorgan Chase did not admit or deny the allegations. On July 27, 2016, JPM Securities agreed to pay $950,000 to the Indiana Securities Division to resolve similar allegations, which JPM Securities neither admitted nor denied.

In July 2015, JPMorgan Clearing Corp. (which has since merged into JPM Securities) submitted an AWC to FINRA in which the Firm was censured, fined $500,000 and required to provide FINRA with a written certification that the Firm’s systems, policies and procedures regarding the preparation and filing of customer margin balance forms are reasonably designed to ensure compliance with FINRA Rule 4521. Without admitting or denying the findings, the Firm consented to the sanctions and to the entry of the following findings: (1) during the period from approximately October 2008 to July 2012, as a result of incorrectly including or excluding certain customer balances, the Firm inaccurately reported the total of its customer debit balances in securities margin accounts, and the total of its customer free credit balances in cash accounts and securities in margin accounts in violation of FINRA Rule 4521(d) (during the period February 2010 to July 2012), Incorporated NYSE Rules 421(2) and 421.40 (from October 2008 to February 2010) and NASD Rule 2110 (from October 2008 to December 14, 2008); (2) the Firm’s systems for preparing the required FINRA reports on the information were inadequate in violation of NASD Rules 3010(a) and (b) and 2110 for the period of October 2008 to December 14, 2008 and NASD Rules 3010(a) and (b) and FINRA Rule 2010 for the period of December 15, 2008 to July 2012; (3) during the period from May 2014 to November 2014, the Firm incorrectly excluded two additional categories of customer balances in violation of FINRA Rules 4521(d) and 2010; and (4)during the period from May 2014 to November 2014, the Firm failed to establish, maintain and enforce adequate relevant written supervisory procedures in violation of NASD Rules 3010(b) and FINRA Rule 2010.

On January 11, 2017, the CFTC entered an Order that finds that during the period 2010 to 2014, JPM Securities failed to diligently supervise its officers’, employees’, and agents’ processing of exchange and clearing fees it charged certain customers in connection with futures and options transactions, in violation of Regulation 166.3. Without admitting or denying any of the findings or conclusions, JPM Securities consented to the entry of the Order. The Order directs JPM Securities to cease and desist from violating CFTC Regulation 166.3. Additionally, the Order requires JPM Securities to pay a civil money penalty of $900,000, which was paid on January 19, 2017.

In addition to the above matters, the Filing Parties have been involved in a number of other civil proceedings which concern matters arising in connection with the conduct of its business. Certain of such proceedings have resulted in findings of violations of federal or state securities laws. Such proceedings are reported and summarized in the JPMorgan Chase’s periodic reports on Forms 8-K, 10-Q and 10-K filed with the SEC, and in other regulatory reports, which descriptions are hereby incorporated by reference.